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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) or (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               COREL CORPORATION
            (Exact name of Registrant as specified in its Charter)



                   CANADA                                   NOT APPLICABLE
      (State or other jurisdiction of                      (I.R.S. Employer
      incorporation or organization)                      Identification No.)

1600 CARLING AVENUE, OTTAWA, ONTARIO, CANADA                    K1Z 8R7
  (Address of principal executive offices)                     (Zip Code)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [_]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [x]

Securities registered pursuant to Section 12(b) of the Act:  NONE

Securities registered pursuant to Section 12(g) of the Act: COMMON SHARE PURCHASE RIGHTS
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ITEM 1.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

On February 11, 1999, the Board of Directors of Corel Corporation (the "Company") declared a distribution of one common share purchase right (a "Right") in respect of each common share outstanding at the Close of Business on February 25, 1999 (the "Record Time"). In addition, one Right shall be issued with each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (as such terms are defined in the Shareholder Rights Plan Agreement). Each right entitles the holder thereof, after the Separation Time to purchase one Common Share of the Corporation for the Exercise Price as at the Business Day immediately preceding Separation Time. In the event that any person becomes an Acquiring Person (a "Flip-in Event"), each Right shall thereafter constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. The description and terms of the Rights are set forth in a Shareholder Rights Plan Agreement ("Rights Agreement") between the Company and Montreal Trust Company of Canada, as Rights Agent, which is included as Exhibit 4.3 hereto. The Rights Agreement is effective as of the close of business on February 25, 1999 and will be operative until the date of Corel's next Annual and Special Shareholders' Meeting on April 14, 1999. To remain effective, the Plan must be approved by more than 50 percent of the votes cast at that meeting.

Until the earlier to occur of (i) 8 business days following a public announcement or disclosure that a Person (an "Acquiring Person") has acquired 20% or more of the outstanding Voting Shares of the Corporation (the "Stock Acquisition Date") or (ii) 8 business days following a public announcement or disclosure of the intent of any Person to commence a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid) or such later Business Day as may be determined at any time or from time to time by the Board of Directors (the earlier of such dates being called the "Separation Time"), the Rights will be evidenced, with a legend affixed to the Common Share certificates issued after the Record Time but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time. For those Common Shares issued prior to the Record Time, one Right for each Common Share will be evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

The Rights Agreement provides that, until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share. Until the Separation Time, new Common Share certificates will have a legend affixed to them which incorporates the Rights Agreement by reference. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and to each holder of Convertible Securities converted into Common Shares as of the Separation Time or after the Separation Time and prior to the Expiration Time, a Rights Certificate and a disclosure statement prepared by the Corporation describing the Rights. The Rights Certificates alone will evidence the rights.

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time when (i) a dividend in Voting Shares or Convertible Securities is declared or paid, (ii) the outstanding Common Shares are subdivided or changed into a greater number of Common Shares, (iii) the outstanding Common Shares are consolidated or changed into a smaller number of Common Shares, or (iv) Voting Shares (or Convertible Securities in respect thereof) are issued in lieu of or in exchange for existing Common Shares.

If the Exercise Price and number of Rights outstanding are to be adjusted, (i) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares that a holder of one Common Share immediately prior to such adjustment would hold thereafter as a result thereof; and (ii) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor (as defined in the Rights Agreement), and the adjusted number of Rights will be deemed to be
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allocated among the Common Shares with respect to which the original Rights were associated and the securities of the Corporation issued in respect of such adjustment so that each such Common Share will have exactly one Right associated with it.

Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights
Agent: (i) the Rights Certificate evidencing such Rights; (ii) an Election to Exercise substantially in the form attached to the Rights Certificate duly completed, and executed in a manner acceptable to the Rights Agent; and (iii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent that covers both the number of shares being purchased multiplied by the exercise price and any transfer tax or charges which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

The Rights will expire at the earlier of the "Termination Time," as described below, and the Close of Business on the date on which the first annual meeting of shareholders of the Corporation is held following the third anniversary of the date of the Rights Agreement.

Notwithstanding anything in the Rights Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of Rights, direct or indirect, shall become null and void without any further action. Any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no claim to exercise such Rights under any provisions of this Agreement and further shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of the Rights Agreement or otherwise.

The Board of Directors acting in good faith may, at any time prior to the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. The Redemption Price will be adjusted at any time after the Record Time and prior to the Expiration Time as a result of the same events that cause an adjustment to the Exercise Price (as described above and in Section 2.3
(b) of the Rights Agreement).

If the Board of Directors is deemed to have elected or elects to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

The terms of the Rights may be amended by a resolution of the Board of Directors without the consent of the holders of the Rights, except that from and after such time as a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

As of March 19, 1999, there were 61,073,648 of the Company's Common Shares outstanding. Each Common Share outstanding at the close of business on February 25, 1999 will receive one Right. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company.

The Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the Form of Rights Certificate, is filed as Exhibit 4.3 hereto. The aforementioned exhibit hereto is incorporated herein by reference, and the foregoing description of the Rights is qualified in its entirety by reference to such exhibits.
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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  March 19, 1999

                                     COREL CORPORATION
                              By:    /s/ Dr. Michael C.J. Cowpland
                                     -------------------------------------------
                                     Dr. Michael C.J. Cowpland
                                     Chairman of the Board, President,
                                     Chief Executive Officer
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ITEM 2.        EXHIBITS


Exhibit
 Number     Description
            -----------

3.1         Certificate and Articles of Amalgamation (1)

4.1         Specimen of Common Share Certificate (2)

4.2         Specimen of Right Certificate (Attached as Exhibit A to Exhibit 4.3)

4.3 Shareholder Rights Plan Agreement dated February 11, 1999 between the Company and Montreal Trust as Rights Agent, which includes as Exhibit A the Form of Rights Certificate.

___________________
/(1)/ Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended November 30, 1998.
/(2)/ Incorporated by reference to Registration Statement on Form F-5, File No. 33-50886.